Amendment to the Operating Agreement of TFK Distribution LLC

This Operating Agreement Amendment ("Amendment") to the Operating Agreement of TFK Distribution LLC, a South Carolina limited liability company ("Company"), is entered into as of January 21, 2026 by and among the Members ("Members") of the Company.

Background. The Members entered into an Operating Agreement dated January 1, 2026 ("Operating Agreement"). The Members now desire to amend the Operating Agreement as set forth below.

Amendments. The Agreement is hereby amended as follows:

"Purposes Section II(a)" in the original contract is amended to read as follows:

The Company is created for the business purpose of engaging in the administrative, sales, marketing, and distribution of folding kayaks and other outdoor or recreational products manufactured by third-party manufacturers. With respect to Tuckted LLC, such manufacturing services shall be provided to the Company on a breakeven, cost-only basis, without profit or margin to Tucktec LLC.

No Other Changes. Except as expressly amended by this Amendment, all terms and conditions of the Agreement remain in full force and effect.

Execution in Counterparts. This Amendment may be executed in counterparts with the same effect as if the signatures thereto and hereto were upon the same document. A signed copy of this Amendment received via facsimile or other electronic transmission shall be given the same effect for all purposes as if it were an original.

Governing Law. This Amendment shall be governed by the laws of South Carolina.

Signatories. IN WITNESS WHEREOF, the Members have executed this Amendment to the Operating Agreement of TFK Distribution LLC as of the date first written above.

The Member(s):

Jody Lavender

Jody Lavender

01/21/2026

Date